Exhibit 99.1

Inspira Technologies Integrates New Oxygenation Indicator into AI-Powered HYLA Blood Sensor

Inspira Technologies develops its innovative AI-powered HYLA technology with advanced blood testing capability, enabling continuous monitoring of tissue oxygenation and early hypoxia detection; Company expects to release preliminary clinical results for the sensor in the near future

Ra’anana, Israel - February 5, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in breakthrough life-support technology, today announced the integration of a next-generation oxygenation indicator into its AI-powered HYLA™ blood sensor technology, designed to enable the rapid detection of critical oxygen-related conditions without the need for intermittent blood draws.

We believe that the integration of this advanced indicator represents a significant enhancement in critical care monitoring. The technology is designed to provide data through real-time and continuous monitoring of oxygenation therapy, enabling the rapid detection of tissue hypoxia and the early warning of respiratory complications. The advanced AI-powered system is designed to indicate the level of lung function and to monitor vital blood parameters, positioning HYLA as a potential game-changer in the $2.5 billion point-of-care testing and arterial blood gas analyzer market.

Clinical validation of the enhanced HYLA blood sensor, with its new oxygenation indicator, is currently underway at Sheba Medical Center, ranked among the world’s top 10 smart hospitals by Newsweek. The Company is optimistic about the ongoing evaluations and expects to share preliminary clinical results in the near future. The non-invasive technology utilizes sophisticated optical sensors and machine-learning algorithms to deliver continuous monitoring of blood parameters and oxygen levels, with a U.S. Food and Drug Administration (“FDA”) submission for regulatory clearance anticipated for the second half of 2025.

“This advancement marks an important step in transforming critical care monitoring,” said Dagi Ben-Noon, chief executive officer of Inspira. “The integration of this new oxygenation indicator into HYLA will enable healthcare providers to monitor and respond to changes in tissue oxygenation in real-time. We continue to advance in our clinical evaluation program and look forward to sharing preliminary clinical results with the public in the near future, which we hope will further validate the HYLA’s unique technological offering and superiority over traditional blood sensors in the market.”

The addition of advanced oxygenation monitoring capabilities further strengthens HYLA’s position as a comprehensive blood monitoring solution. When combined with the FDA-cleared INSPIRA ART100 system, this technology aims to provide a more complete approach to patient care by enabling continuous, non-invasive monitoring while maintaining consciousness during treatment.

About Inspira Technologies

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

For more information, visit: https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the prospective benefits and function of the HYLA blood sensor, the belief that the integration of this advanced indicator represents a significant enhancement in critical care monitoring, the prospective FDA regulatory clearance submission, the belief that this development marks an important step in transforming critical care monitoring, the expected release of preliminary clinical results, the belief that the integration of this new oxygenation indicator into HYLA enables healthcare providers to monitor and respond to changes in tissue oxygenation in real-time, and the belief that the addition of advanced oxygenation monitoring capabilities further strengthens HYLA’s position as a comprehensive blood monitoring solution. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com